NXT ENERGY SOLUTIONS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF

SHAREHOLDERS TO BE HELD ON TUESDAY DECEMBER 1, 2009

NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (the “Common Shares”) of NXT Energy Solutions Inc. (the “Corporation”) will be held at the Calgary Petroleum Club located at 319 - 5th Avenue S.W., Calgary, Alberta, Canada at 3:00 pm (Calgary time) on December 1, 2009 for the following purposes:

1.

to receive and consider the audited financial statements of the Corporation for the year ended December 31, 2008 and the report of auditors thereon;

2.

to elect directors of the Corporation for the ensuing year;

3.

to appoint auditors of the Corporation for the ensuing year at a remuneration to be determined by the Board of Directors;

4.

to consider and, if thought appropriate, to pass an ordinary resolution approving the stock option plan (the “Option Plan”) of the Corporation; and

5.

to transact such other business as may be properly brought before the Meeting.

The specific details of the matters to be brought before the Meeting are set forth in the accompanying Information Circular and appendices thereto.

Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to complete, date and sign the enclosed instrument of proxy and return it to Olympia Trust Company at 2300, 125 – 9th Street S.E., Calgary, Alberta T2G 0P6, (facsimile: (403) 265-1455) at least 24 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any adjournment thereof.

The Board of Directors (the “Board”) of the Corporation has fixed October 31, 2009 as the record date (the “Record Date”) for the determination of Shareholders entitled to receive notice of and to vote at the Meeting and at any adjournment thereof.

DATED at Calgary, Alberta, this 28th day of October, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

“George Liszicasz”

Chairman and Chief Executive Officer